UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

AB CarVal Credit Opportunities Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

1601 Utica Avenue South

Suite 1000

Minneapolis, MN 55416

Telephone Number (including area code):

(952) 444-4780

Name and address of agent for service:

Matthew Bogart

1601 Utica Avenue South

Suite 1000

Minneapolis, MN 55416

COPIES TO:

Kenneth Young, Esq.	William J. Bielefeld, Esq.
Dechert LLP	Matthew E. Barsamian, Esq.
Cira Centre	Dechert LLP
2929 Arch Street	1900 K Street, N.W.
Philadelphia, PA 19104	Washington, DC 20006-1110
(215) 994-2988	(202) 261-3386

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☒ NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Minneapolis, in the State of Minnesota on the 23rd day of February, 2024.

AB CarVal Credit Opportunities Fund

By:	/s/ James Ganley
James Ganley
President and Principal Executive Officer